

December 27, 2012

<u>Via E-mail</u>
Mr. Bryan J. Edmiston
Controller
Gleacher & Company, Inc.
1290 Avenue of the Americas
New York, New York 10104

>       **Re:    Gleacher & Company, Inc.**
>               **Form 10-K for the Fiscal Year Ended December 31, 2011**
>               **Filed March 20, 2012**
>               **File No. 000-14140**

Dear Mr. Edmiston:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 51

1.      We note your disclosure that the majority of your cash and readily marketable securities are assets of your regulated broker-dealer subsidiary and that its regulators could restrict

the flow of funds to the parent holding company or any other affiliate including as a result of Rule 15c3-1.  We further note your disclosures regarding the guarantee of ClearPoint subsidiary debt by the Parent and your disclosure on page 70 that in a down market you would generally be able to obtain financing with your clearing broker.  Please tell us and revise your future filings to disclose in greater detail the restrictions on the flow of funds from your broker-dealer subsidiary to the Parent and your other affiliates.  In your response address specifically the impact that Rules 15c3-1 and 15c3-3 have on the available liquidity at your broker-dealer subsidiary given that cash segregated for the benefit of customers may not be available as a general source of liquidity.  In addition, discuss what other financing sources are available to the Parent when funds cannot flow from the broker-dealer subsidiary (quantify amounts where known).

Item 8.  Financial Statements and Supplementary Data, page 71

Note 1.  Significant Accounting Policies, page 79

Investment Banking, page 81

2.  We note your investment banking revenues include management fees recorded on the offering date and sales concessions recognized on the trade date.  Please clarify whether the management fees and sales concessions are amounts you receive or pay in connection with your underwriting services.  Also, explain how you determined that recognition at the offering date or trade date was the more appropriate accounting rather than settlement date or recognition once all significant items related to the underwriting cycle have been completed.  Refer to ASC 940-605-25.

Note 21.  Stock-Based Compensation Plans, page 116

3.  We note that you modified the vesting and forfeiture terms for the 2008, 2009, and 2010 stock bonus awards in the fourth quarter of 2010 to allow continued vesting of these awards even after termination of employment.  You state this policy was reversed during 2011, but that it did not affect the terms of or accounting for current outstanding awards.  We also note the disclosure on page 42 of your September 30, 2012 Form 10-Q that the reversal of the policy reduced compensation expense by $1.8 million during the third quarter of 2011.  Please address the following:

- Confirm that the term modifications in 2010 and 2011 only applied to the restricted stock awards and restricted stock units granted in relation to year-end bonuses and did not relate to stock options granted or other grants issued during the year for reasons other than the year-end bonus.  In your future filings disclose the amount of stock options, awards, or units granted during the period that relate to year-end bonuses given that this is a key component to your compensation plan.

- Clarify for us whether the vesting and forfeiture modification enacted in the third quarter of 2011 applies to the 2011 year-end stock bonuses or if it is only applicable for future bonus grants. If applicable only for future bonus grants, tell us the requisite service period you used to recognize the related compensation expense for the 2011 year-end stock bonuses.

- Confirm that the year-end stock bonus plan does not include performance or market conditions. Also, tell us the grant date or service inception date of these stock bonus awards and the period that the compensation is amortized if it is not three to five years like your other awards disclosed on page 120.

- Confirm that the Board of Directors reviewed and approved both the 2010 and 2011 vesting and forfeiture modifications. In addition, confirm that the 2010 modification excluded any year-end stock bonuses given to the then current CEO and CFO that later departed in 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hana Hoffmann at (202) 551-3799 or Lindsay McCord at (202) 551-3417 if you have any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief